UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EDWARD E. SULLIVAN
   701 5TH AVE
   DES MOINES  IA  50391-2000

2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President of Certain Subsidiaries
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  04/28/97    M        188.0000      A  $16.1667                    D
                                                          (1)
Common Stock                                  04/28/97    D        188.0000      D  $35.5625                    D
Common Stock                                  04/28/97    M        375.0000      A  $16.1667                    D
Common Stock                                  04/28/97    M        375.0000      A  $16.1667                    D
Common Stock                                  04/28/97    M        562.0000      A  $18.4167                    D
Common Stock                                  04/28/97    M        562.0000      A  $18.4167                    D
Common Stock                                  04/28/97    M        187.0000      A  $18.4167                    D
Common Stock                                  04/28/97    D        187.0000      D  $35.5625                    D
Common Stock                                  04/29/97    S        268.0000      D  $35.6250                    D
Common Stock                                  04/29/97    S        700.0000      D  $35.5000     3,173.5867     D
Common Stock                                                                                     1,501.5493     I  by ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $16.1667        04/28/97       M                          375.0000 (2)      03/31/96    03/31/04
to buy)
Non-Qualified Stock Option     $16.1667        04/28/97       M                          375.0000 (2)      03/31/96    03/31/04
(right to buy)
Stock Appreciation Right       $16.1667        04/28/97       M (1)                      188.0000          03/31/96    03/31/04
Incentive Stock Option (right  $18.4167        04/28/97       M                          562.0000 (3)      03/31/97    03/31/05
to buy)
Non-Qualified Stock Option     $18.4167        04/28/97       M                          562.0000 (3)      03/31/97    03/31/05
(right to buy)
Stock Appreciation Right       $18.4167        04/28/97       M (1)                      187.0000          03/31/97    03/31/05
Non-Qualified Stock Option     $34.3750        03/21/97       A         8,000.0000                         03/21/00    03/21/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  04/28/97  Common Stock                   375.0000                  750.0000      D
to buy)
Non-Qualified Stock Option     04/28/97  Common Stock                   375.0000                  750.0000      D
(right to buy)
Stock Appreciation Right       04/28/97  Common Stock                   188.0000                  375.0000      D
Incentive Stock Option (right  04/28/97  Common Stock                   562.0000                  1,688.0000    D
to buy)
Non-Qualified Stock Option     04/28/97  Common Stock                   562.0000                  1,688.0000    D
(right to buy)
Stock Appreciation Right       04/28/97  Common Stock                   187.0000                  563.0000      D
Non-Qualified Stock Option     03/21/97  Common Stock                   8,000.0000                8,000.0000    D
(right to buy)

Explanation of Responses:

(1)
Exercise of SAR for cash.
(2)
This option was previously reported covering 250 shares at an exercise price of $24.25 per share, but was adjusted to reflect a stock split on November 29, 1996.
(3)
This option was previously reported covering 375 shares at an exercise price of $27.625 per share, but was adjusted to reflect a stock split on November 29, 1996.

SIGNATURE OF REPORTING PERSON
/S/ EDWARD E. SULLIVAN
DATE